

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court
Suite 800
Newport Beach, CA 92660

      Re: Clean Energy Fuels Corp.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed February 24, 2022
          File No. 001-33480

Dear Robert Vreeland:

      We have reviewed your September 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Business
Properties, page 31

1.   We understand from your response to prior comment two that you prefer to refrain from disclosing the extent to which you own, operate or only supply the fueling stations in your network, providing details of the arrangements under which you operate and supply fueling stations that you do not own, and addressing utilization of the network.

      Please provide us with the requested details, concerning ownership, the operating and supply agreements, and utilization; and clarify the number of stations in each category that are covered by your fuel supply agreements, O&M service agreements, or both.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Performance Overview, page 36

2.   We note your response to prior comment four clarifying that all of your RNG and conventional natural gas is purchased from third-party suppliers, and that you refer to the disclosure revisions proposed in response to prior comment three, although these do not appear to include a clear statement to this effect.

Please revise your disclosures in the Overview sections on pages 3 and 34, and under The Company and Nature of Business section on page 64, including disclosures explaining that you are "focused on developing, owning, and operating dairy and other livestock waste RNG projects," to clarify that you do not presently source RNG from any projects that you own or operate, and that you rely completely on purchases of RNG and conventional natural gas to fulfill your obligations to sell fuel products.

3.   We note that in the first and third tabulations on page 37, you combine RNG sales volumes with delivery volumes, and in the second and fourth tabulations on page 37, you separately report RNG volume sales, but do not separately report conventional natural gas volume sales, which is identified as a revenue source on page 68.

Please expand your disclosures to clarify how the volumetric measures are correlated with your product and service revenues. For example, explain whether O&M service revenues are recognized for all RNG and conventional natural gas volumes sold, in addition to the sales price of these products, and whether delivery volumes are limited to those for which service revenues are based on delivery volumes rather than fixed prices.

If such measures are not fully correlated with the product and service revenues as presented on page 60, revise the presentation as necessary to report the sales volumes and delivery volumes underlying these revenues. Please clarify how volumes of conventional natural gas sold are represented in your tabulations.

Results of Operations, page 47

4.   We note that you proposed revisions in response to prior comment six, to more clearly align your discussion and analysis with the activity reported in your financial statements, although it remains unclear how you would supplement the table of percentages on page 48 with numerical data to provide adequate context, or how you would reconcile these details with those in the revenue tables under Performance Overview on page 36.

We also note that in describing product revenue for 2021, you identify several components that declined relative to the prior year, and indicate these were offset by an increase of $60.5 million, which you partially attribute to "an increase in GGEs delivered and higher natural gas prices...and an increase in RNG volumes delivered."

Given that you separately report service revenues that include per gallon fees based on volumes delivered, please further clarify whether your references to GGEs delivered and volumes delivered when discussing product revenues are synonymous with volumes sold in this context, and clarify how GGEs delivered (or sold) are distinguished from RNG volumes delivered (or sold), as well as deliveries (or sales) of conventional natural gas.

Please further revise your disclosures to address the concerns outlined above, also to quantify the volumetric activity that is distinctly correlated with service revenues, and separately with product revenues, and to differentiate between volumetric and price changes when quantifying revenues associated with these changes.

Financial Statements
Note 2 - Revenue from Contracts with Customers, page 73

5. We note that in response to prior comment eight you suggest that the nature, amount, timing, and uncertainty of revenues and cash flows from sales of fuel, O&M services, and RIN and LCFS credits are all affected by economic factors in a similar manner.

However, on pages 43 and 54 you indicate that you are generally subject to market price risk with respect to sales of natural gas, either directly or via hedging arrangements, while on pages 5 and 37 you indicate that you generally charge either a fixed or set per gallon fee in exchange for O&M services. We also note disclosure on page 43, describing the markets for RINs and LCFS credits as "volatile and unpredictable," having "significant fluctuations" in prices, and subject to changes in the federal and state programs under which these credits are generated and sold, among other factors.

Under Rule 5-03 of Regulation S-X, revenues must be reported for several categories based on distinctions in the nature of the revenues, i.e. sales of tangible products, revenues from services, and other revenues must be presented separately.

Given the various and differing exposures to economic factors, we continue to believe that revenues from sales of fuel, O&M Services, and RIN and LCFS credits should be disaggregated under this heading with details comparable to those appearing on pages 36 and 60, although references to "RNG and conventional natural gas" should also be revised to clarify the extent to which conventional natural gas is sold without RNG.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation